DAVIDOFF HUTCHER & CITRON LLP

605 Third Avenue

New York, New York 10158

Tel:  (212) 557-7200

March 14, 2014

Via Edgar Correspondence

Ms. Amanda Ravitz

Assistant Director
Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Re:	Blue Earth
Registration Statement on Form S-1
First Filed July 12, 2013
File No.: 333-189937

Dear Ms. Ravitz:

As counsel to Blue Earth, Inc. (the “Company”), we are providing supplemental information requested by the Staff of the Securities and Exchange Commission (the “Staff”) in connection with the Company’s Registration Statement on Form S-1, originally filed on July 12, 2013 (File No. 333-189937) (the “S-1”).   The following is enclosed herewith:

1.

Attached hereto as Exhibit A is a copy of the July 25, 2013 Navigant Research press release titled “Distributed Solar Power Generation Will Reach $112 Billion in Annual Revenue by 2018,” in support of the following statement on page 43 of the S-1:

Additionally, growing concern over environmental and geopolitical issues surrounding fossil fuels has boosted interest in renewable energy sources such as solar. The revenue earned from distributed solar power sales is expected to reach $112 billion annually by 2018, according to a 2013 report titled “Distributed Solar Energy Generation” report from cleantech market research firm Navigant Research.

2.

Attached hereto as Exhibit B is a copy of the July 9, 2012 Navigant Research press release titled “The Market for Energy Efficiency Retrofits in Commercial Buildings Will Nearly Double by 2020, Reaching $152 Billion Worldwide,” in support of the following statement on page 43 of the S-1.  The Pike Research report is available only by purchasing it.

According to a July 2012 report from Pike Research titled “Energy Efficiency Retrofits for Commercial and Public Buildings”, the market for energy efficiency retrofits in commercial buildings will nearly double by 2020, reaching $152 billion worldwide.

Ms. Amanda Ravitz

Securities and Exchange Commission

March 14, 2014

In addition, pursuant to this office’s telephone conversation with the Staff, in the next amendment to the S-1, the Company will have revised the disclosure on pages 4 and 38 of the S-1 under Solar EPC to read: “Our strategy is to joint venture with under-financed solar developers in order to gain EPC gross margins that exceed industry standards of 8-12% based on management’s knowledge of the industry.”

If you have any questions, please do not hesitate to contact the undersigned at 646-428-3210.

Very truly yours,

DAVIDOFF HUTCHER & CITRON LLP

/s/ Elliot H. Lutzker

Elliot H. Lutzker

cc:  Dr. Johnny R. Thomas

Exhibit A

Navigant Research Press Release available on the internet at: http://www.navigantresearch.com/newsroom/distributed-solar-power-generation-will-reach-112-billion-in-annual-revenue-by-2018

(Accessed March 12, 2014)

Distributed Solar Power Generation Will Reach $112 Billion in Annual Revenue by 2018

July 25, 2013

Driven by feed-in tariffs (FITs) and the commoditization of photovoltaic (PV) modules, along with innovative leasing programs for residential solar installations, distributed solar PV systems are expected to see double- and, in some countries, triple-digit growth over the next five years.  Distributed solar power systems offer a number of advantages over large, centralized solar arrays: they reduce the need for new transmission capacity, they are scalable to meet the specific demand of the end user, they help reduce efficiency losses from transmission, and they are relatively quick to permit and install.  According to a recent report from Navigant Research, worldwide revenue from distributed solar power generation will reach $112 billion annually by 2018.

“It is a great time for consumers and end users to purchase or lease distributed solar PV systems, as prices continue to fall in the midst of fierce competition and continued consolidation,” says Dexter Gauntlett, research analyst with Navigant Research.  “Paradoxically, the impending slowdown in government-funded initiatives will actually benefit the market, as governments retool their FITs to place greater emphasis on onsite generation, opening the door to new business models and creating opportunities for the entire distributed solar value chain.”

At the same time, solar PV trade disputes are expanding around the world at different points in the value chain, creating uncertainty for many companies, particularly in the United States and Europe.  China, already the leader in manufacturing, is anticipated to install more solar PV systems domestically in 2013 than any other country, according to the report. Ultimately, solar PV price reductions are expected to continue, albeit at a more gradual rate compared to the past 3 years, which have witnessed dramatic price declines as a result to an oversupply of Chinese modules.

The report, “Distributed Solar Energy Generation”, analyzes the global market for distributed solar PV systems less than 1 megawatt in capacity and provides an assessment of the most important market drivers, technology trends, and challenges faced by the growing distributed solar PV industry. Forecasts for average installed prices and annual installations, segmented by region, extend through 2018. An Executive Summary of the report is available for free download on the Navigant Research website.

Contact: Richard Martin

+1.303.493.5483

richard.martin@navigant.com

* The information contained in this press release concerning the report, “Distributed Solar Energy Generation,” is a summary and reflects Navigant Research’s current expectations based on market data and trend analysis. Market predictions and expectations are inherently uncertain and actual results may differ materially from those contained in this press release or the report. Please refer to the full report for a complete understanding of the assumptions underlying the report’s conclusions and the methodologies used to create the report. Neither Navigant Research nor Navigant undertakes any obligation to update any of the information contained in this press release or the report.

Exhibit B

Navigant Research Press Release available on the internet at:

http://www.navigantresearch.com/newsroom/the-market-for-energy-efficiency-retrofits-in-commercial-buildings-will-nearly-double-by-2020-reaching-152-billion-worldwide

(Accessed March 12, 2014)

The Market for Energy Efficiency Retrofits in Commercial Buildings Will Nearly Double by 2020, Reaching $152 Billion Worldwide

July 9, 2012

Efforts to retrofit commercial and public buildings to make them more energy-efficient have many different drivers, including a sense of social responsibility to reduce greenhouse gases (GHGs) and carbon footprints, an attempt to retain tenants and gain a market edge in a competitive building market, and, above all, the desire to reduce operational costs by reducing energy consumption. Regardless of the motivation, energy efficiency retrofits represent a rapidly growing market that will benefit the environment, building owners, tenants, and communities alike.  According to a new report from Pike Research, this global market will expand from $80.3 billion in 2011 to $151.8 billion by 2020.

“Retrofitting existing buildings offers one of the most cost-effective ways for a business to reduce its operating expenses,” says senior analyst Eric Bloom.  “Many energy conservation measures can be implemented within strict investment criteria, and a growing number of financial instruments are deepening the scope of energy efficiency retrofits, driving continued investment in energy efficient HVAC, lighting, and control systems.”

Western Europe will remain the largest market for energy efficiency retrofits in commercial and public buildings, but its share of world revenues will drop from 41% in 2011 to 37% in 2020. Essentially equaling Western Europe, Asia Pacific, which represented 32% ($26 billion) of the revenue stream in 2011, will increase to 36% ($54.6 billion) by 2020.  North American energy efficiency revenues will more than double over the remainder of the decade, increasing to $35.3 billion by 2020.

Pike Research’s report, “Energy Efficiency Retrofits for Commercial and Public Buildings”, examines the global market landscape for energy efficiency retrofits in commercial and public buildings, including analysis and forecasts for eight different building types as well as eight product and service categories. The report covers key industry drivers by world region including regulatory and policy factors as well as market-based factors and economic considerations. More than 50 industry players are profiled in depth and energy efficiency retrofit revenue forecasts, segmented by world region and key countries, extend through 2020. An Executive Summary of the report is available for free download on the firm’s website.

Contact: Richard Martin

+1 303 997 7609

press@navigantresearch.com